Exhibit 99.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in:

(a) the Registration Statement on Form F-3 (No. 333-104748) and related Prospectus of Amarin Corporation plc;

(b) the Registration Statement on Form F-3 (No. 333-13200) and related Prospectus of Amarin Corporation plc; and

(c) the Registration Statement on Form F-3 (No. 333-12642) and related Prospectus of Amarin Corporation plc of our report dated 17 December  2004, with respect to the financial statements of Amarin Neuroscience Limited (formerly Laxdale Limited) included in the Report on Form 6-K of Amarin Corporation plc dated February 9, 2005

ERNST & YOUNG LLP

Glasgow, Scotland
February 9, 2005